Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

     GLG LIFE TECH CORPORATION ANNOUNCES EXCLUSIVE SUPPLY AGREEMENT SIGNED IN CHINA FOR ITS STEVIA EXTRACTS – $US 12.6 MILLION INITIAL PURCHASE ORDER

Vancouver, B.C. September 16, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), a vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces the signing of an exclusive five-year renewable supply agreement with Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd. (“FXY”) for GLG’s full range of stevia extract products within China.

FXY is a privately held Chinese company based in the Xiaogang region in Anhui province. FXY produces consumer products including stevia and stevia/sugar tabletop sweeteners, reduced and zero calorie beverages and food products mainly for the Chinese market. FXY also has developed stevia/sugar blend products suitable for the China National Sugar Reserve.

Key highlights under the terms of this agreement include:

  Agreement describes that the two parties have entered into a long-term strategic relationship for the development and marketing of stevia within China

  Initial term of five years with an automatic renewal provision for another five years

  GLG will be the exclusive supplier of stevia extract products to FXY

  GLG will sell to FXY its’ full line of products within China including the BlendSure™ product line, PureSTV, Rebpure™, and Rebsweet™

  GLG has received an initial purchase order under this supply agreement for $US 12.6 million for delivery within 2010 fiscal year

Dr. Luke Zhang, Chairman and CEO of GLG stated, “This agreement represents a significant milestone for GLG to diversify our business in China. Starting last year, we have focused on the Chinese market, which is one of the fastest growing sweetener markets in world. Since China opened its door to the world in 1978, the China food industry has kept 13.1% average annual growth rate from 1980 to 2001. In 2001, the total China food industry revenue reached RMB 900 billion (equivalent to about U$ 130 billion). More recently, from 2002 to 2009, the food industry in China kept 23% average annual growth rate and in 2009, the total revenue reached RMB 4.7 trillion (equivalent to US$ 693 billion). We expect China’s food industry will continue its fast growth for the next 10-20 years when the Chinese middle class population begins to increase.

FXY has two important needs for GLG’s stevia products. First, for use in their new zero and half calorie food and beverage products and those are expected to be available in major national distribution chains in China by year-end. Secondly, FXY will be directly supplying stevia and stevia/sugar blended products to China Sugar Reserve for the production of healthier food and beverage products in China. This is an important step in the realization of the stevia opportunity in China that we described to investors earlier this year and represents months of work that the two companies have spent developing the stevia opportunity in China.”

Mr. Song Xiankun, Chairman and President of FXY said, “FXY is proud to partner with GLG given the high quality stevia extracts they produce for use in our extensive food and beverage product line. We expect to launch over 30 beverage and food products using GLG’s high quality stevia extracts before the end of this year and believe that stevia as the only large scale commercially available sweetener that is both natural and zero calorie will be warmly welcomed by Chinese consumers. Over the last few years China has experienced a sugar shortage and our blended stevia/sugar products have been developed to provide a healthy sweetener alternative that will support filling this gap in China. Together with GLG, we will create those products that address our customers’ needs in finding an alternative to offer all natural, zero or low-calorie great tasting products. We truly believe GLG to have the best stevia sweetening systems with respect to quality and flavor given the extensive research and development into agriculture, leaf variety, extraction and refinement”.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd
Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd is a leading consumer products manufacturer of high quality foods and beverages under the brand names RebSugar, RebSucrose, Zhao Guang, Re-Fit etc. FXY will lead the Chinese market in creating great tasting, zero or low calorie, all natural foods and beverages for consumer to lead healthy and active lifestyles.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

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